Exhibit 99.7

[INSERT PCA LETTERHEAD]

February __, 2019

[INSERT MEMBER NAME]
[INSERT MEMBER ADDRESS]

Dear Policyholder:
We are pleased to inform you that the respective Attorneys-in-Fact of Positive Physicians Insurance Exchange (“PPIX”), Professional Casualty Association (“PCA”), and Physicians’ Insurance Program Exchange (“PIPE”) have each approved a Plan of Conversion from Reciprocal Exchange to Stock Form (the “Plans”) pursuant to which each of the exchanges will convert to stock form. In connection with conversions, PPIX, PCA and PIPE will merge to form a single stock insurance company that will be named Positive Physicians Insurance Company. Under the Plans, a new holding company called Positive Physicians Holdings, Inc. (“PPHI”) was formed that will hold all of the outstanding shares of Positive Physicians Insurance Company. In connection with the conversions, PPHI will offer up to 4,830,000 shares of its common stock for sale in a public offering.
As a policyholder of PPIX, PCA or PIPE as of June 1, 2018, your order to purchase stock in the offering will be preferred over all other purchasers. The reciprocal to stock conversions of PPIX, PCA and PIPE contemplated by the Plans are subject to the approval of the Pennsylvania Department of Insurance and the policyholders of PPIX, PCA and PIPE at their respective special meetings of policyholders to be held on March ___, 2019.
The common stock will be offered at a price of $10.00 per share. We have applied for listing on the NASDAQ Capital Market, and if listed the common stock will trade under the symbol “PPHI.” Griffin Financial Group LLC is serving as our placement agent and will use its best efforts to assist us in selling stock in the offering. After the payment of commissions and offering expenses, the proceeds from the offering will be used as described in the prospectus regarding the offering enclosed with this letter, which may include the acquisition of other medical professional liability insurers.
Enclosed with this letter is a prospectus regarding the offering. If after reviewing the prospectus, you are interested in purchasing shares in the offering, please contact our Stock Information Center at (610) 205-6003, which is open from 10:00 am to 4:00 pm, Eastern Time, Monday through Friday. You may also submit questions to pphi@griffinfingroup.com. The Stock Information Center is closed on weekends and bank holidays.

Exhibit 99.7

Your business is important to us, and we appreciate the opportunity to provide you with this opportunity to participate in our growth.

Very truly yours,

Lewis M. Sharps, M.D.
President and Chief Executive Officer

[Griffin Financial Group Letterhead]

Dear Potential Investor:
At the request of Positive Physicians Holdings, Inc., we are enclosing materials regarding the offering of shares of common stock of Positive Physicians Holdings, Inc. in connection with the conversions of Positive Physicians Insurance Exchange, Professional Casualty Association, and Physicians’ Insurance Program Exchange from reciprocal exchange to stock form. Included in this package are the following:
PROSPECTUS: This document provides detailed information regarding the business and operations of Positive Physicians Holdings, Inc. and the stock offering by Positive Physicians Holdings, Inc. Please read the Prospectus carefully, including the “Risk Factors” section, prior to making an investment decision.
QUESTIONS & ANSWERS BROCHURE: This brochure answers commonly asked questions about the conversion and offering.
STOCK ORDER FORM: Use this form to subscribe for common stock and mail it, along with full payment for the shares, to the Stock Information Center in the enclosed postage-paid Order Reply Envelope. Your order must be physically received by the Stock Information Center no later than 12:00 noon, Eastern Time, on ____________, 2018.
Griffin Financial Group, LLC has been retained by Positive Physicians Holdings, Inc. as placement agent in connection with the stock offering. If you have any questions after reading the enclosed materials, please call the Stock Information Center at (610) 205 -6003, Monday through Friday, between the hours of 10:00 a.m. and 4:00 p.m. Eastern Time, and ask for a Griffin Financial representative. The Stock Information Center is closed on weekends and bank holidays. You mail also send any questions by email to pphi@griffinfingroup.com

Sincerely,

Griffin Financial Group, LLC

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus.
The shares of common stock are not insured and are not guaranteed by Positive Physicians Holdings, Inc. or by any Federal or state government or agency.